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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)
                                 MERCOM, INC.
                               (Name of Issuer)
                                 COMMON STOCK
                                $1.00 PAR VALUE
                        (Title of Class of Securities)

                            -----------------------

                                   58935D109
                                (Cusip Number)
                             CABLE MICHIGAN, INC.
                      (Name of Persons Filing Statement)
                                 John J. Jones
                           Executive Vice President,
                          General Counsel & Corporate
                                   Secretary
                             CABLE MICHIGAN, INC.
                              105 Carnegie Center
                          Princeton, New Jersey 08540
                            Tel No.: (609) 734-3700
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                              September 10, 1998
            (Date of Event which Requires Filing of this Statement)

                            -----------------------


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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                                 SCHEDULE 13D

CUSIP No.  58935D109

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Cable Michigan, Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [x]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*
     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
     N/A

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                                 7   SOLE VOTING POWER
                                     2,964,250 (See Item 5)

        NUMBER OF SHARES         8   SHARED VOTING POWER
   BENEFICIALLY OWNED BY EACH        0 (See Item 5)
      REPORTING PERSON WITH
                                 9   SOLE DISPOSITIVE POWER
                                     0 (See Item 5)

                                 10  SHARED DISPOSITIVE POWER
                                     2,964,250 (See Item 5)

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,964,250

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     61.92%

 14  TYPE OF REPORTING PERSON*
     CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7



               The following information amends the Schedule 13D dated October 10, 1997 as previously amended (as amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such Term in the Schedule 13D.

         Item 2.  Identity and Background.

               The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

               Information as to each executive officer and director of Cable Michigan is set forth in Schedule A attached hereto, and such Schedule is incorporated herein by reference.

               During the last five years, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 4.  Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information.

               On September 10, 1998, the Company, Cable Michigan, and Mercom Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Cable Michigan ("Merger Subsidiary"), entered into an Agreement and Plan of Merger (the "Mercom Merger Agreement"). Pursuant to the Mercom Merger Agreement and subject to the terms and conditions set forth therein, Merger Subsidiary will be merged with and into the Company with the Company being the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Cable Michigan (the "Mercom Merger"). At the effective time of the Mercom Merger (the "Effective Time"), each outstanding share of Common Stock held by the Company as treasury stock or owned by Cable Michigan or any of Cable Michigan's subsidiaries immediately prior to the Effective Time will be canceled, and no payment will be made with respect thereto. Each share of common stock of the Merger Subsidiary outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation. At the Effective Time, except as set forth above and except for shares with respect to which appraisal rights have been properly exercised, each issued and outstanding share of Common Stock will be converted into the right to receive $12.00 in cash. The consummation of the Mercom Merger is subject to certain conditions, including the merger of Merger Sub into Cable Michigan being consummated in accordance with the Merger Agreement among Cable Michigan, Buyer and Merger Sub, adoption and approval of the Mercom Merger and the Mercom Merger Agreement by the stockholders of the Company, and receipt of all required regulatory consents or approvals. The approximately 62% of Common Stock that Cable Michigan already owns will be sufficient to obtain the necessary shareholder approval. Accordingly, the adoption of the Mercom Merger Agreement and the Mercom Merger by the Company's stockholders is expected to occur irrespective of whether or the manner in which the Company's other stockholders vote their shares of Common Stock.

               The Mercom Merger Agreement may be terminated by either the Company or Cable Michigan under certain circumstances, including (i) by mutual consent of the Company and Buyer; (ii) by either the Company or Cable Michigan if the Mercom Merger has not been consummated before June 3, 1999; (iii) by Cable Michigan if the Merger Agreement among Cable Michigan, Buyer and Merger Sub is terminated; (iv) by either the Company or Buyer if there shall be any law or regulation or any judgment enjoining Cable Michigan or the Company from consummating the Mercom Merger; (v) by Cable Michigan if the Company is in material breach of any obligations, representations or warranties under the Mercom Merger Agreement; and (vi) by the Company if Cable Michigan is in material breach of any obligations, representations or warranties under the Mercom Merger Agreement;

               The summary of the Mercom Merger Agreement is qualified in its entirety by reference to the Mercom Merger Agreement. A copy of the Mercom Merger Agreement is attached hereto as Exhibit 1. The Mercom Merger Agreement is hereby incorporated herein by reference.

         Item 5.  Material to be Filed as Exhibits.

               The response set forth in Item 7 of the Schedule 13D is hereby supplemented with the following information:

               Exhibit 2.1: Agreement and Plan of Merger dated as of September 10, 1998 between the Company, Cable Michigan, and Merger Subsidiary.



                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 11, 1998

                                    CABLE MICHIGAN, INC.



                                    By:  /s/ John J. Jones
                                         ----------------------------------
                                         Name:  John J. Jones
                                         Title: Executive Vice President,
                                                General Counsel &
                                                Corporate Secretary





                                                                     SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF CABLE MICHIGAN INC.

               The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Cable Michigan, Inc. are set forth below.

                                                                                Principal Occupation or
   Name and Office Held               Business Address          Citizenship            Employment
---------------------------         ---------------------       -----------     -----------------------
David C. McCourt                    105 Carnegie Center            USA          Chairman,
Chairman, Chief                     Princeton, NJ 08540                         Chief Executive
Executive Officer,                                                              Officer, Cable
Director                                                                        Michigan;
                                                                                Chairman, Chief
                                                                                Executive Officer, RCN

Mark Haverkate                      105 Carnegie Center            USA          President & Chief
President & Chief                   Princeton, NJ 08540                         Operating Officer,
Operating Officer,                                                              Cable Michigan;
Director                                                                        Executive Vice
                                                                                President, RCN

Timothy J. Stoklosa                 105 Carnegie Center            USA          Executive Vice
Executive Vice President            Princeton, NJ 08540                         President & Chief
& Chief Financial Officer,                                                      Financial Officer, Cable
Director                                                                        Michigan; Senior Vice
                                                                                President & Treasurer,
                                                                                RCN

Bruce C. Godfrey                    105 Carnegie Center            USA          Secretary, Cable
Secretary, Director                 Princeton, NJ 08540                         Michigan; Executive
                                                                                Vice President & Chief
                                                                                Financial Officer, RCN

John J. Jones                       105 Carnegie Center            USA          Executive Vice
Executive Vice                      Princeton, NJ 08540                         President, General
President                                                                       Counsel & Corporate
                                                                                Secretary, Cable
                                                                                Michigan; Executive
                                                                                Vice President &
                                                                                General Counsel, RCN

John J. Gdovin                      105 Carnegie Center            USA          Senior Vice President,
Senior Vice President               Princeton, NJ 08540                         Cable Michigan; Senior
                                                                                Vice President,
                                                                                Operations, RCN

John D. Filipowicz                  105 Carnegie Center            USA          Senior Vice President,
Senior Vice President               Princeton, NJ 08540                         Assistant General
                                                                                Counsel and Assistant
                                                                                Secretary, RCN &
                                                                                Cable Michigan

Ralph S. Hromisin                   105 Carnegie Center            USA          Vice President & Chief
Vice President                      Princeton, NJ 08540                         Accounting Officer,
                                                                                Cable Michigan; Senior
                                                                                Vice President, Chief
                                                                                Accounting Officer,
                                                                                RCN

James J. Saile                      105 Carnegie Center            USA          Vice President of
Vice President                      Princeton, NJ 08540                         Taxation, Cable
                                                                                Michigan & RCN

Mark Dineen                         105 Carnegie Center            USA          Senior Vice President
Vice President                      Princeton, NJ 08540                         Cable Michigan &
                                                                                Mercom

Jeffrey Decker                      105 Carnegie Center            USA          Controller, Cable
Controller                          Princeton, NJ 08540                         Michigan

Raymond B. Ostroski                 261 Harris Hill Road           USA          Former General
Director                            Shavertown, PA                              Counsel; Executive
                                                                                Vice President C-TEC

Frank M. Henry                      293 Old River Road             USA          Chairman, Frank Martz
Director                            Wilkes-Barre, PA 18703                      Coach Company

David C. Mitchell                   3627 Loggerhead Court          USA          Retired Corporate
Director                            Seabrook Island, SC                         Executive Vice
                                    29955                                       President, President of
                                                                                the Telephone Group
                                                                                and Director, Rochester
                                                                                Telephone Corporation

Daniel E. Knowles                   1 F Place                      USA          Retired Vice President
Director                            Gouldsboro, PA 18424                        of Personal and
                                                                                Administration,
                                                                                Grumman Corp.

R. Douglas Bradbury,                3555 Farnam Street             USA          Executive Vice
Director                            Omaha, NE 68131                             President, CFO, Level 3
                                                                                Communications, Inc.